As of: August 20, 2009

Books-A-Million, Inc.

Code of Business Conduct and Ethics

INTRODUCTION

Purpose

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. To the extent this Code requires a higher standard than required by commercial practice or applicable laws, rules or regulations; we adhere to these higher standards.

This Code applies to all of our directors, officers, and associates. We refer to all persons covered by this Code as “Company associates” or simply “associates.” We also refer to our Chairman of the Board, President and Chief Executive Officer, our Executive Vice President/Chief Administrative Officer, our Chief Financial Officer, and our Controller as our “Principal Financial Officers,” and we refer to our executive officers, including our Principal Financial Officers, as “Executive Officers.”

Seeking Help and Information

This Code is not intended to be a comprehensive rulebook and cannot address every situation that you may face. If you feel uncomfortable about a situation or have any doubts about whether it is consistent with the Company’s ethical standards, seek help. We encourage you to contact your supervisor for help first. If your supervisor cannot answer your question or you do not feel comfortable contacting your supervisor, contact the Company’s Internal Auditor. You may remain anonymous and will not be required to reveal your identity in calls to the Company’s Alertline, although providing your identity may assist the Company in addressing your questions or concerns.

There are several references in this document to various management associates at the home office. A list of those positions and the phone number at which he or she can be reached is below.

Internal Auditor (205) 942-3737

Vice President of Human Resources (205) 942-3737

Chief Financial Officer (205) 942-3737

Chief Executive Officer (205) 942-3737

Alertline (888) 475-8387

Reporting Violations of the Code

All associates have a duty to report any known or suspected violation of this Code, including any violation of the laws, rules, regulations, or policies that apply to the Company. If you know of or suspect a violation of this Code, immediately report the conduct to your supervisor. Your supervisor will contact the Company’s Internal Auditor, who will work with you and your supervisor to investigate your concern. If you do not feel comfortable reporting the conduct to your supervisor or youdo not get a satisfactory response, you may contact the Internal Auditor directly. You may also report known or suspected violationsof this Code to the Alertline that is available 24 hours a day, 7 days a week at 1-888-475-8387. You may remain anonymous and will not be required to reveal your identity in calls to the Alertline, although providing your identity may assist the Company in investigating your concern. All reports of known or suspected violations of the law or this Code will be handled sensitively and with discretion. Your supervisor, the Internal Auditor, and the Company will protect your confidentiality to the extent possible, consistent with law and the Company’s need to investigate your concern.

It is Company policy that any associate who violates this Code will be subject to appropriate discipline, which may include termination of employment. This determination will be based upon the facts and circumstances of each particular situation. An associate accused of violating this Code will be given an opportunity to present his or her version of the events at issue prior to any determination of appropriate discipline. Associates who violate the law or this Code may expose themselves to substantial civil damages, criminal fines, and prison terms. The Company may also face substantial fines and penalties and may incur damage to its reputation and standing in the community. Your conduct as a representative of the Company, if it does not comply with the law or with this Code, can result in serious consequences for both you and the Company.

Policy Against Retaliation

The Company prohibits retaliation against an associate who, in good faith, seeks help or reports known or suspected violations. Any reprisal or retaliation against an associate because the associate, in good faith, sought help or filed a report will be subject to disciplinary action, which may include termination of employment.

Waivers of the Code

Waivers of this Code for associates other than Directors and Executive Officers may be made only by the Chief Executive Officer or the Chief Financial Officer of the Company. Any waiver of this Code for our Directors or Executive Officers may be made only by our Board of Directors. Waivers of this Code will be disclosed to the public as required by law or the rules of the NASDAQ Stock Market.

CONFLICTS OF INTEREST

Identifying Potential Conflicts of Interest

A conflict of interest can occur when an associate’s private interest interferes, or appears to interfere, with the interests of the Company as a whole. You should avoid any private interest that influences your ability to act in the interests of the Company or that makes it difficult to perform your work objectively and effectively.

Identifying potential conflicts of interest may not always be clear-cut. The following situations are examples of conflicts of interest:

•	Outside Employment. No associate should be employed by, serve as a director of, or provide any services to a company that is a material customer, supplier, or competitor of the Company.

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Improper Personal Benefits. No associate should obtain any material (as to him or her) personal benefits or favors because of his or her position with the Company. [Refer to the Travel, Entertainment, Gifts and Gratuities Policy for additional guidelines in this area.]

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Financial Interests. No associate should have a significant financial interest (ownership or otherwise) in any company that is a material customer, supplier, or competitor of the Company. A “significant financial interest” means (i) ownership of greater than 1% of the equity of a material customer, supplier or competitor or (ii) an investment in a material customer, supplier or competitor that represents more than 5% of the total assets of the associate.

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Loans or Other Financial Transactions. No associate should obtain loans or guarantees of personal obligations from, or enter into any other personal financial transaction with, any company that is a material customer, supplier, or competitor of the Company. This guideline does not prohibit arms-length transactions with banks, brokerage firms, or other financial institutions.

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Service on Boards and Committees. No associate should serve on a board of directors or trustees or on a committee of any entity (whether for-profit or not-for-profit) whose interests reasonably would be expected to conflict with those of the Company.

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Actions of Family Members. The actions of family members outside the workplace may also give rise to the conflicts of interest described above because they may influence an associate’s objectivity in making decisions on behalf of the Company. For purposes of this Code, “family members” include your spouse or life-partner, brothers, sisters, parents, in-laws, and children whether such relationships are by blood or adoption.

For purposes of this Code, a company is a “material” customer of the Company if the customer has made payments to the Company in the past year in excess of $200,000 or 5%, whichever is greater, of either the Company’s or the customer’s gross revenues. A company is a “material” supplier to the Company if the supplier has received payments from the Company in the past year in excess of $200,000 or 5%, whichever is greater, of the supplier’s or the Company’s gross revenues. A company is a “material” competitor if the company competes in the Company’s line of business and has annual gross revenues from such line of business in excess of $200,000. If you are uncertain whether a particular company is a material customer, supplier or competitor, please contact the Internal Auditor for assistance.

Disclosure of Conflicts of Interest

The Company requires that associates disclose any situations that reasonably would be expected to give rise to a conflict of interest. If you suspect that you have a conflict of interest, or something that others could reasonably perceive as a conflict of interest, you must report it to your supervisor or the Internal Auditor. Your supervisor and the Company’s Internal Auditor will work with you to determine whether you have a conflict of interest and, if so, how best to address it. Although conflicts of interest are not automatically prohibited, they are not desirable and may only be waived as described in “Waivers of the Code” above.

Confidential Information

Associates have access to a variety of confidential information while employed at the Company. Confidential information includes all non-public information that might be of use to competitors, or, if disclosed, harmful to the Company or its customers. Associates have a duty to safeguard all confidential information of the Company or third parties with which the Company conducts business, except when disclosure is authorized or legally mandated. An associate’s obligation to protect confidential information continues after he or she leaves the Company. Unauthorized disclosure of confidential information could cause competitive harm to the Company or its customers and could result in legal liability to you and the Company.

Any questions or concerns regarding whether disclosure of Company information is legally mandated should be promptly referred to the Internal Auditor.

COMPANY RECORDS

Accurate and reliable records are crucial to our business. Our records are the basis of our earnings statements, financial reports and other disclosures to the public and guide our business decision-making and strategic planning. Company records include booking information, payroll, timecards, travel and expense reports, e-mails, accounting and financial data, measurement and performance records, electronic data files, and all other records maintained in the ordinary course of our business.

All Company records must be complete, accurate and reliable in all material respects. Undisclosed or unrecorded funds, payments or receipts are inconsistent with our business practices and are prohibited. You are responsible for understanding and complying with our record keeping policy. Ask your supervisor if you have any questions.

PROTECTION AND USE OF COMPANY ASSETS

Associates should protect the Company’s assets and ensure their efficient use for legitimate business purposes only. Theft, carelessness and waste have a direct impact on the Company’s profitability. The use of Company funds or assets, whether or not for personal gain, for any unlawful or improper purpose is prohibited.

To ensure the protection and proper use of the Company’s assets, each associate should:

•	Exercise reasonable care to prevent theft, damage or misuse of Company property.

•	Report the actual or suspected theft, damage or misuse of Company property to a supervisor.

•	Use the Company’s telephone system, other electronic communication services, written materials and other property primarily for business-related purposes.

•	Safeguard all electronic programs, data, communications and written materials from inadvertent access by others.

•	Use Company property only for legitimate business purposes, as authorized in connection with your job responsibilities.

Associates should be aware that Company property includes all data and communications transmitted or received to or by, or contained in, the Company’s electronic or telephonic systems. Company property also includes all written communications. Associates and other users of this property should have no expectation of privacy with respect to these communications and data. To the extent permitted by law, the Company has the ability, and reserves the right, to monitor all electronic and telephonic communication. These communications may also be subject to disclosure to law enforcement or government officials.

ACCURACY OF FINANCIAL REPORTS AND OTHER PUBLIC COMMUNICATIONS

As a public company we are subject to various securities laws, regulations and reporting obligations. Both federal law and our policies require the disclosure of accurate and complete information regarding the Company’s business, financial condition, and results of operations. Inaccurate, incomplete, or untimely reporting will not be tolerated and can severely damage the Company and result in legal liability.

The Company’s Principal Financial Officers and other associates working in the Accounting Department have a special responsibility to ensure that all of our financial disclosures are full, fair, accurate, timely, and understandable. These associates must understand and strictly comply with generally accepted accounting principles and all standards, laws, and regulations for accounting and financial reporting of transactions, estimates, and forecasts. In that regard, without limiting the generality of the foregoing, this Code explicitly prohibits inappropriate overrides of established disclosure controls and procedures and internal control over financial reporting.

COMPLIANCE WITH LAWS AND REGULATIONS

Each associate has an obligation to comply with all laws, rules, and regulations applicable to the Company operations. These include, without limitation, laws covering bribery and kickbacks, copyrights, trademarks and trade secrets, information privacy, insider trading, illegal political contributions, antitrust prohibitions, foreign corrupt practices, offering or receiving gratuities, environmental hazards, employment discrimination or harassment, occupational health and safety, false or misleading financial information, or misuse of corporate assets. You are expected to understand and comply with all laws, rules and regulations that apply to your job position. If any doubt exists about whether a course of action is lawful, you should seek advice from your supervisor or the Internal Auditor.

COMPLIANCE WITH INSIDER TRADING LAWS

Company associates are prohibited from trading in the stock or other securities of the Company while in possession of material, non-publicinformation about the Company. In addition, associates are prohibited from recommending, “tipping,” or suggesting that anyone else buy or sell stock or other securities of the Company on the basis of material, non-public information. Associates who obtain material, non-public information about another company in the course of their employment are prohibited from trading in the stock or securities of the other company while in possession of such information or “tipping” others to trade on the basis of such information. Violation of insider trading laws can result in severe fines and criminal penalties, as well as disciplinary action by the Company, up to and including termination of employment.

Information is “non-public” if it has not been made generally available to the public by means of a press release or other means of widespread distribution. Information is “material” if a reasonable investor would consider it important in a decision to buy, hold, or sell stock or other securities. As a rule of thumb, any information that would affect the value of stock or other securities should be considered material. Examples of information that is generally considered “material” include:

•	Financial results or forecasts, or any information that indicates a company’s financial results may exceed or fall short of forecasts or expectations;

•	Important new products or services;

•	Pending or contemplated acquisitions or dispositions, including mergers, tender offers, or joint venture proposals;

•	Possible management changes or changes of control;

•	Pending or contemplated public or private sales of debt or equity securities;

•	Acquisition or loss of a significant customer or contract;

•	Significant write-offs;

•	Initiation or settlement of significant litigation; and

•	Changes in the Company’s auditors or a notification from its auditors that the Company may no longer rely on the auditor’s report.

The laws against insider trading are specific and complex. Any questions about information you may possess or about any dealings you have had in the Company’s securities should be promptly brought to the attention of the Chief Financial Officer.

PUBLIC COMMUNICATIONS AND REGULATION FD

Public Communications Generally

The Company places a high value on its credibility and reputation in the community. What is written or said about the Company in the news media and investment community directly impacts our reputation, positively or negatively. Our policy is to provide timely, accurate, and complete information in response to public requests (media, analysts, etc.), consistent with our obligations to maintain the confidentiality of competitive and proprietary information and to prevent selective disclosure of market-sensitive financial data. To ensure compliance with this policy, all news media or other public requests for information regarding the Company should be directed to the Company’s Chief Financial Officer. The Chief Financial Officer will work with you and the appropriate personnel to evaluate and coordinate a response to the request.

Compliance with Regulation FD

In connection with its public communications, the Company is required to comply with a rule under the federal securities laws referred to as Regulation FD (which stands for “fair disclosure”). Regulation FD provides that, when we disclose material, non-public information about the Company to securities market professionals or stockholders (where it is reasonably foreseeable that the stockholders will trade on the information), we must also disclose the information to the public. “Securities market professionals” generally include analysts, institutional investors, and other investment advisors.

To ensure compliance with Regulation FD, we have designated the following officials as “Company Spokespersons:”

•	Chairman of the Board, President and Chief Executive Officer
•	Executive Vice President/Chief Administrative Officer
•	Executive Vice President/Chief Merchandising Officer
•	Chief Financial Officer

Only Company Spokespersons are authorized to disclose information about the Company in response to requests from securities market professionals or stockholders. If you receive a request for information from any securities market professionals or stockholders, promptly contact the Chief Financial Officer so that a Company Spokesperson may coordinate a response to such request.

Company associates who regularly interact with securities market professionals are specifically covered by Regulation FD and have a special responsibility to understand and comply with Regulation FD. Contact the Chief Financial Officer if you have any questions about the scope or application of Regulation FD.

EMPLOYMENT PRACTICES

The Company pursues fair employment practices in every aspect of its business. The following is intended to be a summary of our employment policies and procedures. Copies of our detailed policies are available from the Company’s Vice President of Human Resources. Company associates must comply with all applicable labor and employment laws, including antidiscrimination laws and laws related to freedom of association, privacy, and collective bargaining. It is your responsibility to understand and comply with the laws, regulations, and policies that are relevant to your job. Failure to comply with labor and employment laws can result in civil and criminal liability against you and the Company, as well as disciplinary action by the Company, up to and including termination of employment. You should contact your supervisor or the Company’s Vice President of Human Resources if you have any questions about the laws, regulations, and policies that apply to you.

Harassment and Discrimination

The Company is committed to providing equal opportunity and fair treatment to all individuals on the basis of merit, without discrimination because of race, color, religion, national origin, sex (including pregnancy), sexual orientation, age, disability, veteran status, or other characteristic protected by law. The Company prohibits harassment in any form, whether physical or verbal and whether committed by supervisors, non-supervisory personnel, or non-associates.

If you have any complaints about discrimination or harassment, report such conduct to your supervisor or the Company’s Vice President of Human Resources. All complaints will be treated with sensitivity and discretion. Your supervisor, the Company’s Vice President of Human Resources, and the Company will protect your confidentiality to the extent possible, consistent with law and the Company’s need to investigate your concern. Where our investigation uncovers harassment or discrimination, we will take prompt corrective action, which may include disciplinary action by the Company, up to and including termination of employment. The Company strictly prohibits retaliation against an associate who, in good faith, files a complaint.

Any member of management who has reason to believe that an associate has been the victim of harassment or discrimination or who receives a report of alleged harassment or discrimination is required to report it to the Company’s Vice President of Human Resources immediately.

Alcohol and Drugs

The Company is committed to maintaining a drug-free work place. Refer to the Drug and Alcohol Abuse Policy for further guidelines in this area.

Violence Prevention and Weapons

The safety and security of Company associates is vitally important. The Company will not tolerate violence or threats of violence in, or related to, the workplace. Associates who experience, witness, or otherwise become aware of a violent or potentially violent situation that occurs on the Company’s property or affects the Company’s business must immediately report the situation to their supervisor or the Human Resources Department.

The Company does not permit any individual to have weapons of any kind on Company property or in Company vehicles, while on the job or off-site while on Company business. This is true even if you have obtained legal permits to carry weapons. The only exception to this policy applies to security personnel who are specifically authorized by Company management to carry weapons.

CONCLUSION

This Code of Business Conduct and Ethics contains general guidelines for conducting the business of the Company consistent with the highest standards of business ethics. If you have any questions about these guidelines, please contact your supervisor, the Company’s Internal Auditor, or an Executive Officer. We expect all Company associates to adhere to these standards.

This Code of Business Conduct and Ethics, as applied to the Company’s principal financial officers, shall be our “code of ethics” within the meaning of Section 406 of the Sarbanes-Oxley Act of 2002 and the rules promulgated thereunder.

This Code and the matters contained herein are neither a contract of employment nor a guarantee of continuing Company policy. We reserve the right to amend, supplement, or discontinue this Code and the matters addressed herein, without prior notice, at any time.

APPROVED WAIVERS TO THE CODE OF CONDUCT

The Board of Directors approved the following waiver to the conflicts of interest section of this Code of Conduct on August 20, 2009.

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Terry C. Anderson and Clyde B. Anderson, each a Director of Books-A-Million, have significant financial interests in Anderson Media, which is the Company’s exclusive supplier of magazines, comics, and newspapers. The total purchases of these products from Anderson Media approximate 5% of the Company’s revenues for fiscal 2009, and is reasonable expected to approximate 5% for fiscal 2010.

The Board has determined that it is in the best interests of the Company to issue this waiver and continue the arms length business transactions with Anderson Media.